

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 28, 2016

Via E-mail
John M. Stephens
Chief Financial Officer
The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, California 92656

Re: The New Home Company Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Filed April 29, 2016
File No. 1-36283

Dear Mr. Stephens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations, page 38

1. We note from the Business section that your homebuilding operations are focused in the coastal Southern California, San Francisco Bay, metro Sacramento, and Phoenix areas. To allow investors to better understand your historical operating results and future prospects, please provide the operating data – wholly-owned projects at the area level and/or project level in addition to the consolidated level. In this regard, we note that the areas have different economics factors, widely different pricing, and differing profit margins.

2. We note that you include management fees from joint ventures within the Fee Building reportable segment. Please expand your disclosures to clarify if there are material costs associated with the management fees.

Item 15. Exhibits and Financial Statement Schedules, page 56

3. Please tell us why you did not include financial statements for fiscal year 2015, either audited or unaudited depending on the results of the significance tests, for LR8 Investors, LLC, Larkspur Land 8 Investors LLC, and TNHC-HW Foster City LLC. Please refer to Article 3-09(b) of Regulation S-X for guidance.

4. Please confirm to us that your other joint ventures accounted for using the equity method of accounting for which you have not provided separate financial statements did not met the 20% threshold for either of the two significance tests for any of the three years ended December 31, 2015 in accordance with the guidance in Article 3-09 of Regulation S-X.

1. Organization and Summary of Significant Accounting Policies, page 63
Selling and Marketing Expense, page 67

5. We note your disclosure that you capitalize selling and marketing costs incurred to sell real estate projects within real estate inventories. Please tell us the specific reference to the authoritative literature that supports your accounting. Please also tell us (a) the amount of these costs incurred and capitalized to inventories during each of the three years ended December 31, 2015 and subsequent interim periods; (b) the amount of capitalized costs included in inventories as of December 31, 2015, December 31, 2014, and subsequent interim periods; and (c) the amount recognized in your consolidated statements of operations for each of the three years ended December 31, 2015 and subsequent interim periods. Please refer to ASC 330-10-30-8 for guidance. To the extent that you are able to demonstrate these costs are appropriately included within inventories, please provide us with the specific reference to the authoritative literature that supports including a portion of inventory costs within selling and marketing expense rather than within cost of homes sales.

Report of Independent Auditors, page 83

6. Please amend your fiscal year 2015 Form 10-K to include a report from Ernst & Young LLP for TNHC Meridian Investors LLC that includes the same periods in the opinion paragraph that are included in the introductory paragraph.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 26

7. We note that you recognized a loss of $7,000 from equity method investees for the first quarter of fiscal year 2016 as compared to income of $1.9M for the first quarter of fiscal year 2015. Please expand your discussion and analysis to address why you recognized a loss for the 2016 quarter. In this regard, an explanation that land sales declined does not provide

investors with sufficient information to understand what occurred during the 2016 quarter and whether this trend is expected to continue for the rest of fiscal year 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction